UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC File Number: 1-10986

NOTIFICATION OF LATE FILING	Cusip Number: 604871103

(Check one)   Form 10-K ☒   Form 20-F ☐   Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐  Form N-SAR ☐

Form N-CSR ☐

For Period Ended: June 30, 2016

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

MISONIX, INC.
Full Name of Registrant

Former Name if Applicable

1938 New Highway
Address of Principal Executive Office (Street and Number)

Farmingdale, NY 11735
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution reported on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Audit Committee of MISONIX, INC. (the “Company”) has determined that deficiencies existed in the Company’s internal control over financial reporting at June 30, 2016. The Audit Committee is still considering whether or not the deficiencies constitute one or more material weaknesses in the Company’s internal control over financial reporting at such date. Notwithstanding its determination, the Audit Committee has no current information to suggest that the Company’s previously reported financial statements and results are incorrect in any material respect. The filing of the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2016 will be delayed pending completion of an investigation relating to these deficiencies being overseen by the Audit Committee. The filing may also be delayed as a result of the appointment effective September 13, 2016 by the Board of Directors of the Company of Joseph Dwyer as Interim Chief Financial Officer. Richard A. Zaremba, Senior Vice President and Chief Financial Officer through September 13, 2016, has been appointed Senior Vice President, Finance. The Company is filing a Current Report on Form 8-K which goes in to greater detail on the foregoing management changes. As a result of the foregoing, it is likely that the Company will not be in a position to file its Annual Report on Form 10-K within the 15-day extension period provided in Rule 12b-25(b). The Company is working diligently to resolve these matters and intends to file its Annual Report on Form 10-K as promptly as reasonably practicable.

(Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Stavros G. Vizirgianakis	(631)	694-9555
Name	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Preliminary results for the fiscal year ended June 30, 2016 are net sales of $23.1 million and a net loss ranging from $(1.0) million to $(1.3) million for the fiscal year ended June 30, 2016 as compared to net sales of $22.2 million and net income of $5.6 million for the fiscal year ended June 30, 2015, which included a $2.9 million reversal of the valuation allowance previously recorded against deferred tax assets. On a per share basis, such preliminary results represent a net loss per share – basic ranging from $(0.13) to $(0.17) and a net loss per share – diluted ranging from $(0.13) to $(0.17) for the fiscal year ended June 30, 2016 as compared to net income per share – basic of $0.74 and net income per share – diluted of $0.69. The preliminary net loss for the fiscal year ended June 30, 2016 is attributable to higher operating expenses, including higher sales and marketing expense.

MISONIX, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 14, 2016	By:	/s/ Stavros G. Vizirgianakis
Stavros G. Vizirgianakis
Interim Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).